Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

This filing consists of a transcript of The McClatchy Company’s investor conference call held on April 13, 2006.

CORPORATE PARTICIPANTS

Elaine Lintecum

The McClatchy Company - Treasurer

Gary Pruitt

The McClatchy Company - Chairman, President, CEO

Chris Hendricks

The McClatchy Company - VP, Interactive Media

Bob Weil

The McClatchy Company - VP, Operations

Pat Talamantes

The McClatchy Company - VP of Finance, CFO

Frank Whittaker

The McClatchy Company - VP, Operations

CONFERENCE CALL PARTICIPANTS

John Janedis

Banc of America Securities - Analyst

Lauren Fine

Merrill Lynch - Analyst

Peter Appert

Goldman Sachs - Analyst

Lisa Monaco

Morgan Stanley - Analyst

Christa Quarles

Thomas Weisel Partners - Analyst

Craig Huber

Lehman Brothers - Analyst

Paul Ginocchio

Deutsche Bank - Analyst

Thomas Russo

Gardner, Russo & Gardner - Analyst

William Bird

Citigroup - Analyst

Edward Atorino

Benchmark Company - Analyst

Abito Childress

Waterstone Capital - Analyst

Tom Sennett

RBC Capital Markets - Analyst

PRESENTATION

Operator

At this time, I would like to welcome everyone to the McClatchy first-quarter 2006 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (OPERATOR INSTRUCTIONS).

I would now like to turn the call over to Elaine Lintecum, Treasurer for The McClatchy Company.

Elaine Lintecum - The McClatchy Company - Treasurer

Thank you, Ashley, and thank you all for joining us today for our first-quarter conference call. The call is being webcast at our site, www.McClatchy.com. The webcast will be archived for future reference. I hope you have been able to review the earnings release, statistical report and supplemental schedule of advertising revenue data by category, which we issued this morning before the market opened. The full text of that release and statistical report are posted on First Call as well as our website for your convenience.

As a reminder, this call will contain forward-looking statements that are subject to risks and uncertainties, including among others those described in the Company’s 2005 annual report on Form 10-K which we filed with the SEC. Actual results may differ materially from those described during the call. Also, a reconciliation of any non-GAAP terms used in this call is included on our website.

Now, here’s Gary Pruitt, our Chairman and CEO.

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Good morning. Joining Elaine and me are Bob Weil and Frank Whittaker, Vice Presidents of Operations; Chris Hendricks, Vice President of Interactive Media; and Pat Talamantes, Vice President and CFO.

We reported first-quarter earnings of $27.7 million or $0.59 per share, including the impact of expensing stock options. That translates to $0.62 per share excluding stock compensation related expenses, compared to first-quarter 2005 earnings of $32.3 million or $0.69 per share.

In the first quarter of 2006, we faced our toughest comparisons in quarter-over-quarter advertising revenue growth. Real estate, employment and direct market advertising grew strongly in the quarter, but national advertising fell and automotive advertising declined, reflecting an industrywide trend. These factors resulted in ad revenue growth of 1.4%.

Also, we implemented FAS 123(R) this quarter, which caused us to record stock option expense for the first time. That $0.03 per share expense, coupled with increases in pension and medical costs and higher newsprint costs, more than offset the increase in revenue and resulted in lower earnings compared to the first quarter of 2005.

Turning back to revenues, total retail advertising declined 1.0%. National advertising was down 5.2%. And total classified advertising increased 3.8%. Within classified, real estate was up 27.1%. Employment advertising grew 5.0%, but automotive declined 17.8%.

Now, I will review our revenues by region, beginning with our largest region, California. Our California newspapers generated nearly 39% of our first-quarter revenues. Advertising revenues increased 5.9% while total revenues increased 4.3%. Retail advertising decreased 1.6%. National advertising declined 0.6%. And classified increased 12.9%. Within classified, real estate was up 54.7% over last year and employment advertising increased 8.3%. Automotive declined 13.9% while direct marketing advertising was up 12.0%.

Turning next to the Star Tribune in Minneapolis, the Star Tribune contributed 31% of our first-quarter revenues. Advertising revenues decreased 2.3% in the quarter. Total revenues were down 2.5%. Retail advertising increased 1.3%. National was down 5.2% and classified declined 3.7%. Within classified, real estate was up 11.4% over last year at the Star Tribune, employment advertising decreased 1.9% and automotive declined 22.4%. Direct marketing advertising revenues grew a strong 17.6%.

Turning next to the Carolina newspapers, our Carolina newspapers contributed 16% of our first-quarter revenues. Advertising revenues were up 0.3% while total revenues declined 0.2%. Retail advertising grew 3.0%. National advertising [decreased] 15.6% and classified was down 0.8%. Within classified, real estate grew 13.2%, employment increased 4.9% and automotive advertising was down 25.7%. Direct marketing revenues were up 12.9%.

Finally, our Northwest newspapers contributed 14% of first-quarter revenues. Ad revenues were down 2.1% and total revenues declined 2.9%. Retail advertising decreased 3.3%, national was down 13.2% and classified advertising was flat with 2005. Employment advertising grew 16.2%. Real estate advertising declined 1.3% while automotive was down 11.9%. Direct marketing advertising was up 4.6%. Total direct marketing revenues for the Company grew 12.7% in the first quarter to $14.1 million and were up in all regions.

Our Internet revenues continued to grow at a rapid pace, with online advertising up 30.1% in the first quarter of 2006 to $16.3 million. While those advertising revenues are included in our regional results, it’s important to recognize that our Internet operations remain the fastest area of revenue growth for the Company. And we continue to expand our product offerings and leadership position online in our communities. Internet advertising represented 6.9% of first-quarter total advertising revenues, compared to 5.3% in 2005, and continues to grow in importance to our Company.

For the quarter, our daily circulation declined 2.0%, and Sunday was down 4.4%. We believe these trends will improve as the year progresses, and allow us to hold our audiences in our local markets better than our competition.

Turning now to expenses, our operating expenses increased 4.0% in the quarter, including $2.3 million in stock compensation expense, and were up 3.0% excluding stock option costs. Compensation costs were up 4.0% with payroll up 2.9%. Excluding stock option expenses, compensation was up 2.4% and payroll was up 0.8%. Fringe costs were up 8.0%, owing mostly to higher retirement expenses. FTEs were down 2.0% for the first quarter of 2005. We also incurred approximately $1 million in service expense related to job eliminations pursuant to labor agreements in Minneapolis. These expenses will pay for themselves quickly as FTEs decline more rapidly. Newsprint and supplement expense rose 4.9%, driven by higher newsprint prices, offset by lower usage. Other cash operating expenses increased 5.1%, which includes among other things higher energy costs, postage and higher bad debt expenses in California and Minneapolis.

Depreciation and amortization costs declined 2.0%. Amortization expense dropped off much more dramatically going forward. For the year, amortization expense will be down approximately $10 million, but only 544,000 of that decline came in the first quarter.

Interest expense for the quarter was $2.1 million, up 4.4% from 2005, and our all-in effective interest rate for the quarter was 4.75%. Rising short-term interest rates have caused our effective rate to rise compared to 2005. Our debt at the end of the quarter was $150.5 million and includes a $40 million voluntary contribution to our pension plan made earlier in the fiscal year. Capital expenditures totaled $13.6 million in the first quarter.

As we look to the second quarter, we expect continued growth in real estate advertising and the other areas that sustained growth in the first quarter. But at this time, we do not see indications of a change in automotive advertising trends, and national advertising remains unpredictable. We expect second-quarter advertising results to be similar to the first quarter.

Some may see the current slow advertising environment as confirmation of predictions that newspapers and print media are dying. We think that is wrong. While there is certainly more competition for advertising in all media, McClatchy continues to gain share over other traditional media in our local markets, and our online advertising is growing strongly, up 30.1% in the first quarter.

Our portfolio strategy, combining the daily newspaper with leading websites, niche publications and direct marketing products, provides the best reach and results for local advertisers. This approach makes us the leading local media company in many of the best, fastest-growing markets in the country and provides a solid foundation for our future.

We also recognize that the sluggish advertising environment is coming at a time when our costs reflect the continuing pressures of higher retirement and newsprint expenses, a double whammy on our earnings, to be sure. But today’s expense environment should be put into context as well. Long-term interest rates are slowly responding to the Fed’s push on short-term rates. As long-term rates rise, so do the discount rates used to project pension and post-retirement expenses, providing substantial relief in these areas. We will also be in a position to capitalize on the voluntary pension contributions we’ve made, which have taken advantage of the lower interest rate environment and our low debt balances over the last few years. We think all of these factors will provide relief in retirement expenses in future years.

We also believe that we are nearing the end of a multiyear period of rising newsprint prices. Coupled with greater color capacity and investments in inserting equipment at some of our larger papers, we are set to reap greater returns on our print and direct-mail products going forward. So, while the cost environment has been challenging, we continue to make the kinds of investments that will yield lower costs and higher revenues in future years, and expect to see the rewards of our strategies as we move forward.

I would like to give you an update on the progress we’ve made on the acquisition of Knight Ridder. We believe we remain on track for a summer close, as we previously announced. On March 27th, we made the Hart-Scott-Rodino filings to allow the Justice Department to review the transaction from an antitrust perspective, and that review is underway. As we have previously said, we will be divesting the St. Paul Pioneer Press newspaper, because this market overlaps with ours in Minneapolis. We do not expect significant issues to arise during the course of the antitrust review.

We will be filing the registration statement on Form S-4 with the Securities and Exchange Commission tomorrow to provide details to our shareholders and, as well, to Knight Ridder shareholders. We have met with the rating agencies to discuss the transaction and our plans, so that they can rate the $3.75 billion credit facility which will finance the cash portion of our acquisition. S&P has rated the debt BBB with a stable outlook, and Moody’s has initially rated the debt at Baa3 with a negative outlook until it completes its review. Moody’s is expected to finalize its rating in the next few days. We are pleased to have initial indications of investment-grade ratings from both agencies, as we had expected, and are proceeding with the syndication of the debt.

We visited 10 of the 20 newspapers we plan to retain, to meet employees and share our vision of the new McClatchy, and we will visit the remaining 10 next week. There’s a great deal of enthusiasm among employees of these papers, and we greatly appreciate the shared sense of commitment we have encountered.

These premium growing markets will make McClatchy a stronger company, and together we will work to make these communities even better. We are moving quickly to divest the 12 papers identified for sale, partly to focus on integrating the other 20 into the new McClatchy and partly to end uncertainty for the employees of those papers. We have been gratified by the level of interest in these 12 newspapers we are selling, and we still intend to invest some and perhaps all of those papers simultaneously, with the closing of the Knight Ridder acquisition this summer. We are not discussing details of the divestitures in progress, but certainly they are well underway, and we feel good about our expectation for the proceeds from the sales. We intend to announce deals as we enter into definitive agreements.

Thank you, and now I will be happy to answer your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). John Janedis, Banc of America Securities.

John Janedis - Banc of America Securities - Analyst

Just related to Knight Ridder, how much of the integration process are you able to implement prior to the closing of the deal, if any? And when you say the summer, I think initially you were thinking maybe July. Does that still hold?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Yes. We still expect the deal to close on July 1st. We can’t be sure of that, because we don’t know what the antitrust review will entail, but we don’t anticipate problems there, so we are still anticipating a July 1st closing. During the pending review of the Hart-Scott-Rodino filings, there can be little to no integration, and we are respecting that. And so, while we are meeting with employees and visiting the papers, we are not focused or implementing any form of integration. We are making plans and preparing ourselves here at McClatchy and have good relations with Knight Ridder, and expect that the integration will ramp up after the Department of Justice has completed its review.

John Janedis - Banc of America Securities - Analyst

And separately, on fringe cost growth, it has been kind of, I guess, in the 10% or so range over the past few years. Given your comments, how do you think about that line item going forward?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

We think that that line item going forward will improve, and we think it will improve as medical health insurance expenses moderate in future years, and as we have taken steps for that to moderate by entering into a nationwide health insurance plan leveraging the strength of the entire Company and, most importantly, by retirement — by pension expense declining. We have a 5.5% discount rate this year, and we expect that discount rate to increase next year by — we don’t know what it will be; it’s set annually. But for every quarter point that it goes up, it saves us $2.5 million. And those long-term interest rates are now at a level that would, if we were setting today, would set it at 6.25%. I don’t know if they will go up or down from there, but that would allow us to make substantial savings. Also, we have made substantial investments or contributions to our pension plan, and that combination will allow pension expenses to decline significantly over future years. So we do think the fringe benefit line will improve in future years.

Operator

Lauren Fine, Merrill Lynch.

Lauren Fine - Merrill Lynch - Analyst

I have to presume that your print ad revenues are down, given the strength of online. And I guess, if you could quantify how much your print ad revenues were down, that would be helpful.

And then on the online side, if there is a way to quantify how much of the growth came through pricing? Because I think you have emphasized in the past that you have been pretty aggressive there. And so how much of it came from pricing?

And then I guess I’m curious if there were any costs in the quarter that you could identify that had to do with your bid for Knight Ridder, because the cost side was a bit of a negative surprise, and I’m wondering if there were some unusual more or less one-time factors in there?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Looking at the print-only revenue, print-only add revenue, it was down 0.3%, so down slightly. And interactive was up 30.1%. So on a combined basis, it was up 1.4%. Now, with regard to that 30.1% increase, I will let Chris Hendricks, our VP of Interactive Media, address the mix of price versus volume.

Chris Hendricks - The McClatchy Company - VP, Interactive Media

Right. During the quarter, the majority of the increase came from online-only products, whether they were online-only direct sales [through the Web or entry] products or our classified Classified Ventures products, which would be cars.com, apartments.com. That’s where we saw the greatest improvement come from, just more customers utilizing those channels, as opposed to pricing getting more difficult because we believe we are reaching the top end on the upsell, number one; and, number two, we’re seeing, with the print declines, less customers available to sell those products to.

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

And, Lauren, with regard to the cost side, no expenses related to the bid were included in these quarterly expenses; they are all capitalized as part of the deal. But I did read your report before coming on here, and I noted that you thought that total operating expenses were about $3.5 million more than you expected, with 2 million coming from D&A. And I know there was no way to know the timing of this, but amortization — the amortization falloff picked up in the second, third and fourth quarters, and was not dramatic in the first quarter. So, while in the first quarter it was a little over 0.5 million, it’s around 3 million a year in each of the succeeding quarters.

So 2 million — you thought 2 million was from D&A. Well, that’s that, probably that 2 million as it picks up by at least 2.5 million each quarter going forward. And then, the severance expense in Minneapolis related to the labor contracts is worth about $1 million, but will quickly pay for itself as FTEs, down 2% this quarter and expected to be down approximately 3% this quarter, this second quarter. So we think that we will be well-situated for better expense numbers going forward, and expect to deliver them.

Operator

Peter Appert, Goldman Sachs.

Peter Appert - Goldman Sachs - Analyst

As a follow-on to what you were just saying, is it reasonable to assume, then, that given the headcount reductions and the impact of the amortization that perhaps operating margins could be roughly flat over the balance of the year on a year-to-year basis?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Well, we haven’t given that sort of prediction, so I’m hesitant to say. But I do think we would expect that we would show revenue growth over the rest of the year.

Peter Appert - Goldman Sachs - Analyst

How about this, then? What sort of all-in cost increases do you think are reasonable over the balance of the year?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

We don’t want to give that sort of guidance. I would say that we would expect revenue to grow about the same level in the second quarter. We think it will actually do a little better in the second half. Comps are a little easier. We think the revenue will do a little better. We think the expense environment will improve for us over the balance of the year as well, but we’re not in a position to give you specific percentage guidance on that. But we do think FTEs will be down more in the 3% range than the 2% range in this quarter. And we will see improvements, dramatic improvements in the amortization line as well. I know that’s not affecting the cash line or the cash operating percentage. But we are focused on that expense control, as revenues disappoint our earlier expectations.

Peter Appert - Goldman Sachs - Analyst

And it feels like for you guys and some others in the industry that the help wanted numbers have weakened a little bit in recent periods. Is your sense that maybe we have seen the best of this cycle, that the help wanted is perhaps rolling over at this point?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

I don’t know, I guess, is the short answer, because we have seen results that are kind of up and down by markets and by — and so we still think we’ll see more growth there in employment. It’s up 5% in this quarter. And going forward, the comps are kind of in that same range — 13, 14, 11%. I think we should continue to see growth in that range, but I don’t think we are going to see double-digit growth. I think we may see that kind of mid-single growth.

Peter Appert - Goldman Sachs - Analyst

The CareerBuilder situation — any update in terms of how the negotiations around that are proceeding?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

No real update that I can discuss on this call. I would affirm that McClatchy would prefer to remain in CareerBuilder. We are doing background work, learning more about CareerBuilder and the relationship with Tribune and Gannett, information that we didn’t have access to in doing due diligence on the Knight Ridder deal. We continue to have good relationships with Tribune and Gannett, but don’t know the final outcome of those conversations. I expect to be able to report on that definitively in next quarter’s conference call, if not before.

Operator

Lisa Monaco, Morgan Stanley.

Lisa Monaco - Morgan Stanley - Analyst

Can you just give us your expectations of how you think daily and Sunday circulation well end the year?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

I don’t know where they are going to end the year. I think we will probably have daily circulation down around 2% or so would be my guess, and Sunday would be a little weaker than that. What we are doing right now — I don’t think that’s going to be the long-term trend. I think this year for McClatchy is going to be weaker than the long-term trend, because we are coming off some programs where there were some third-party sales or third-party sponsorships by advertisers in a few markets that are peeling off, and that takes daily and Sunday circulation lower. And we are focusing much more on kind of a core circulation, and discounting is down as a company as well.

So we are making sure that this is solid, good circulation. But it probably is worse than the long-term trend is going to be. This year’s results are worse than the long-term trend. I think the long-term trend will be closer to kind of a 1% decline, but will be about double that this year.

Operator

Christa Quarles, Thomas Weisel Partners.

Christa Quarles - Thomas Weisel Partners - Analyst

When you describe second-quarter results looking kind of like first quarter, are you taking — how much did Easter have an effect on that, specifically, if you could?

And then, Minneapolis was weak again. I guess it had an easier comp than we see for the next two quarters. I was just wondering if you could talk about what you are doing to reintegrate growth there, if the new owner of the Pioneer Press might be good or bad, relative to your perspective.

And then, a quick question — is the tax rate expected to stay at 38.6?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

You got a lot in. With regard to Easter coming up this Sunday, we don’t know what the exact effect will be. We do know that what we generally see is that in large markets, Easter has a negative impact because classified declines more than retail goes up. In the smaller markets, retail often will go up more than classified declines, or at least they offset one another much more closely.

So we expect this week to be down, and we factored that into our estimate when we said we expect advertising growth to be in the same range in the second quarter as we saw in the first quarter. So we factored in the negative week for Easter this third week.

With regard to the Star Tribune, the comps gets slightly tougher, I guess, in the next couple quarters. They remained right around flat for the first three quarters and then down about 2% in the fourth quarter. That was their last-year performance. And they were down about 2.3% in the first quarter. So I will let Bob Weil, who oversees Minneapolis, speak to their performance.

I would say, with regard to St. Paul, we don’t know who is going to end up buying St. Paul, and we don’t want to speculate as to what they may or may not do there competitively. But, regardless of who owns it, we think we are in a very strong position in that market to do well long-term, so we are not worried about who owns that paper. But we expect Star Tribune’s performance to improve. But I will let Bob speak to that.

Bob Weil - The McClatchy Company - VP, Operations

The Star Tribune ad revenues were down 2.3% first quarter. Virtually all of that loss against prior year was automotive, which was down about 22%. We don’t see automotive getting positive this year, but we do see an improving trend. We really believe it’s a cyclical trend, because from 2000 to 2004, auto revenues were up 25% and they have since declined. The latest data on new car registration shows the Twin Cities down 9.2% compared to a national average of 1.9. So they were last in, in terms of showing a decline, and I think it will take longer for them to come out. And so, as a result, we see automotive kind of getting slightly better but not positive for the year.

Retail is an area where we are really focused on driving new business. We are down only about 1.3% for the quarter. We have some new niche offerings coming online second quarter. We are also working closely with Federated and other major accounts, trying to provide new incentives for them to increase business, and we are pretty confident we can do that.

And so, on balance — and I guess the last piece is in the direct marketing side. We went to a restructure last year, and that restructure is really now starting to pay off. Our direct marketing revenues were up over 17.5% first quarter, and we expect that trend to continue.

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

And with regard to tax rate, I’ll turn it over to Pat Talamantes, our Chief Financial Officer.

Pat Talamantes - The McClatchy Company - VP of Finance, CFO

The decrease in the effective tax rate for the year from our prior expectation of 39.8 down to 39.6 now is obviously due to enhanced advantages from the qualified production activities deduction, and that is a rate that we would expect to see for the balance of the year. Obviously, when we close Knight Ridder, we will see some fluctuations in that rate. But on a McClatchy stand-alone basis, that would be the rate for the year.

Operator

Craig Huber, Lehman Brothers.

Craig Huber - Lehman Brothers - Analyst

(Technical difficulty) question. Is that to say you are expecting it to come down some, once you close on Knight Ridder going forward?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

We couldn’t hear the first part of your question. It was clipped. So I missed the first part, I’m sorry.

Craig Huber - Lehman Brothers - Analyst

Just as a follow-up to the last question on the tax rate, should we expect, then, your tax rate once you close on Knight Ridder will come down some?

Pat Talamantes - The McClatchy Company - VP of Finance, CFO

No, I don’t expect that. I think we will have a different situation with Knight Ridder. We will have 20 of their papers. We won’t have all of their papers. So our expectation currently, and I think you’ll see this reflected in the S-4, is a tax rate that looks like our current tax rate.

Craig Huber - Lehman Brothers - Analyst

And then, given, Gary, you take on 20 newspapers here as opposed to when you bought your Minneapolis and Raleigh just one-off newspapers, you have a very top-notch [executives] of your company, but there is not a lot of you guys. I’m just curious, how concerned are you taking on 20 newspapers as you try to integrate these? Once you get down to that path there, how long do you think it will take to get these newspapers kind of running the McClatchy way? How concerned are you that you have enough personnel that you run 20 papers?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Yes, we take that very seriously. And we first want to make a point that these are 20 well-run newspapers. And they are doing very well, with margin and growth rates very similar to McClatchy’s current papers. And so we feel that we are acquiring top-notch properties that are already doing well. Of course, we will strive to do better, as we are at our current papers striving to do better. And so that does mean we will be adding some people. We promoted Lynn Dickerson, our publisher in Modesto and a real star, to be a new Vice President of Operations, joining Bob Weil and Frank Whittaker. And each of them will oversee approximately 10 newspapers as we go forward. And we feel that will be a strong operational lineup. We will be adding 30 to 40 people in corporate and finance, in human resources, in legal, in operations, so that we can operate the larger Company.

And important to realize that each of these papers is a largely independent business. And within McClatchy, they operate with a great deal of autonomy with regard to advertising and editorial decisions. We are also able to take advantage of consolidated call centers and outsourcing and procurement opportunities, which I think will allow us to be more efficient. So, while a daunting prospect, to be sure, we think we have — we have been here before, we have done it before and we think we have people in-place to execute on it, and are confident we will be able to do it well. Not overconfident, mind you, because we know it’s a big job, but we think we have got the capacity to do it well.

Craig Huber - Lehman Brothers - Analyst

I don’t know if you want to make any news here, but having said all that, the executives who actually run these 20 papers — I guess you are planning on keeping most of them intact through the transition period and all that?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Yes, I don’t know if that’s newsmaking or not, but we would like to keep all of those people running those papers. There are a few open positions that are being filled and that we are working with Knight Ridder on that right now. But yes, we think the leadership on the news and business side of these papers is very strong, and we would like to keep those people.

Craig Huber - Lehman Brothers - Analyst

And I guess lastly, you touched on cost savings (indiscernible). You’ve talked about $60 million in cost savings from Knight Ridder that you are (indiscernible) about 5 million, actually, from the newspapers. I’ve got to think you think that’s a pretty low number. Are you feeling much better about that number becoming significantly higher as time goes on?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Well, we felt that the $60 million figure was indeed a conservative number, and the lion’s share of that came from corporate, just in the elimination of redundant jobs. And so we are confident of that, and the same on the centralized Internet operation, the elimination of redundant jobs, so that we felt we were very confident of that 60 million, and we are very confident of that coming day one.

Now, as we go forward, we think there will likely be more cost savings and some revenue enhancements, as we work together. But we haven’t quantified those yet, but we are certainly expecting and optimistic of those. But we haven’t quantified them.

Operator

Paul Ginocchio, Deutsche Bank.

Paul Ginocchio - Deutsche Bank - Analyst

Maybe you could just give us some more color on retail. Obviously these last, I guess, three quarters now it has been a little bit soft. Maybe just a little bit more color — what are the big (indiscernible) advertisers or categories within retail that are hurting? When do you think you will cycle that?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Yes, well you are certainly right that retail has been relatively anemic. If we look at the past five quarters, we are rolling over a 2.3% gain in the first quarter of last year in retail. And then it was 1.4, then it was down about 1%, then down 2.2%, now down 1%. So it was down less than in the fourth quarter, and against its toughest comp of the year. So it’s not dreadful, but it’s not strong, either. And I think probably the best way to get a perspective on that is to hear from the operating executives working directly with our papers.

So first, why don’t I turn it over to Frank Whittaker, who oversees our papers in California and the Carolinas. And then next will be Bob Weil, overseeing Minneapolis and the Northwest. But first, Frank.

Frank Whittaker - The McClatchy Company - VP, Operations

Let me start with the Carolinas, which actually are bucking the trend. Carolina for the quarter, the retail revenue was up 3%, and that’s coming off a comp from last year of 4.7%. I think what we can take away from that is that, for the most part — there are individual exceptions, but for the most part, I think we have rolled over the worst of the department store cutbacks, which came as the result of some consolidations. We are also seeing a lot of success in our local territory sales, and particularly in Raleigh we have had some success in converting major accounts from our competitor in Durham. Last year, you probably saw we had great success in their direct marketing programs, which grew over 100%. What we really did was roll out a lot of our TMC direct mail programs into Durham, and we were successful in shifting some of that business.

California is down slightly on retail revenues for the quarter. They are down 1.6%, with preprints being up slightly and retail ROP being down. There, what we are seeing, I think, is a continuation of some of the same trends from last year. Some of our larger grocery stores are scaling back. They are becoming a little more selective in how they zone their preprint advertising. And then, in Sacramento, in February we heard that the Kroger division of Ralph’s was closing its eight stores. And so we saw the effect of that in the second half of the first quarter. And of course, it will take a full year before we cycle through that. Also in California, like the Carolinas, very strong growth in retail sales — very strong growth in our Spanish-language paper, Vida and Vida en el Valle, which we have expanded now to five markets, which is also what’s driving that strong direct mail growth in California.

That’s at a high level, Paul. If there were any more specific questions, I’d be happy to go a little lower.

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

And then, Bob?

Bob Weil - The McClatchy Company - VP, Operations

Let me [sell] on that, starting with Minneapolis. For the last five years, Minneapolis has shown a retail gain, which is really bucking the trend for most major newspapers. For the first quarter of this year, for example, they were down 1.3%. We really don’t see that as a trend going forward. We think that can be positive for this year as well. The struggle this year has been, so far, the food and drug category, primarily, but also some furniture and home furnishings. The new restructured direct marketing program that we reorganized last year is really going to help us as well, moving forward. We are up over 17.5% first quarter. We think we can build on that success.

And finally, on the retail side, Minneapolis — the Federated merger that will convert the Marshall Field’s stores to Macy’s in the late third quarter/early fourth quarter of this year will help us as well, because we believe that they are going to have to brand chains and we will benefit from that. And our Federated business, even in the first quarter, without that, was only down 1% against a positive increase last year.

Moving to the Northwest, their retail picture is a little bleaker, down 3.3% for the first quarter of this year, hurt primarily by department store/general merchandise category. We are going against tough comps, though, and that’s the important thing to note. Last year in the first quarter, they were up 6.7%, and so they are going to have tough comps going through most of the year, although they ease a little bit as we get to fourth quarter.

It’s really a mixed bag in terms of categories. The home furnishings, I mentioned, is down. Department store is down now, but we think we can cycle through some of that as we get to the third and fourth quarter. We have got new initiatives that will help build retail revenue this year.

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

And just to give you a sense, just to really beat a dead horse here, I want to give you a couple ideas on retail by category. Food and drug is down, consumer electronics is down, entertainment is down, restaurants are down, as is fashion and apparel and general department store, general merchandise. But up is health, furniture and home, building and home centers, office supplies and the miscellaneous category. So it generally gives you a sense by category.

And then, importantly, I think the overall trend remains that large department store advertising is declining, although I think we have seen most of that decline, which means the gains are coming from smaller regional and local advertisers, which are more labor-intensive but, frankly, pay a higher rate, and we are less dependent on a single advertiser. And importantly, a trend going forward will be online, where retail is starting to get traction — slow to come, but now really getting traction. Retail revenue online in the first quarter was up 117%. Now, that’s off a small number, but it’s still a gain of $1.4 million. And it has an impact, because print-only retail was down 2.6%, but when you combine it with the online number of up 117%, retail is only down 1%. And we think that we are going to see good retail traction online going forward, in part because of our local search strategy, and retail is starting to gain. So we are seeing stronger gains in retail online than in any other category. And we think that will continue going forward.

Paul Ginocchio - Deutsche Bank - Analyst

I appreciate the detail. And if I could, just a quick follow-up about the smaller counts. Are you adding salespeople? And how long does it take for them to become profitable?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Generally, it’s a reallocation. The number of ad salespeople over time have gone up somewhat, and we think, when we add then, we think they pay for themselves right off the bat.

Paul Ginocchio - Deutsche Bank - Analyst

And that is sort of increasing advertising accounts?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Yes, yes, add count going up, number of accounts that they are serving going up.

Operator

Thomas Russo, Gardner, Russo & Gardner.

Thomas Russo - Gardner, Russo & Gardner - Analyst

A question on the circulation numbers. We have grown, over 20 years, comfortable with yearly increases in circulation last year and then again forecasted for this year, we see slight declines. And can you just observe the factors that lead you to continued thoughts of decline, then how you are rethinking circulation as you represent it to your advertisers, in light of what is going on, the factors that are causing this long-standing growth prospect to modify?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Sure. It’s a complicated question. I think most people look at circulation numbers and think that any circulation decline means failure. But the truth is that a slight circulation decline is actually better than our competitors are experiencing locally, as they face more direct competition within their particular medium, more TV stations and cable stations and radio stations and all that.

And so our competitors — I guess the imperative of this modern media mix is that everyone is losing share. And people tend to look at television as a medium as opposed to individual channels while, locally, we’re competing against individual channels. And they are losing audience precipitously as they face that direct competition and fragmentation.

So our story is actually a successful one, as we hold onto our audience better than our competitors, albeit with a slow circulation decline. Circulation will always be important, of course, because advertisers, especially preprint advertisers, will look at it and it determines how many preprints we have. We would like to continue to argue in favor of looking at audience, as opposed to just circulation, as a more comparable measure to electronic broadcast media. They are looking at viewers on television and selling listeners to radio. We would like to sell readers to our advertiser customers, because each paper is read by a little under three people. And so it’s that audience rather, than the exact circulation number, that is important.

And what that means is that, while circulation is indicative of where your print audience is, it’s not necessarily exactly the same. And when you combine it with our online reach, even on an unduplicated basis, our audience is growing. And so the offerings in each of our markets with print and online together is a growing audience, and I don’t — there are very few, if any, of our competitors who can make that claim. So that push, that advertising pitch, works. And I guess, ultimately, no matter what we say to the advertisers, it’s going to be what makes their cash registers ring. And what we are finding is that we are the best way to reach the audience, especially the high demographic audience that most of them want to reach, either online or in print.

So we don’t think that this will necessarily mean we can’t move forward with rate increases. Television has been moving forward with rate increases with declining audiences for years; they’ve blazed that trail for us. We are going to fight hard for circulation increases going forward, but realistically we think we will see small declines. But again, we don’t view that as failure. We view that as still doing better than our competitors — just everyone has a lot more choices and still the same amount of time.

Thomas Russo - Gardner, Russo & Gardner - Analyst

A second question, on the classifieds. The one story that seems strong at present is real estate. And in some ways, it may be shallow prospects, because greater advertising as houses linger longer on the market. Look out — and you have gone through real estate cycles before. How does this story play out, with real estate being the source of such strength this last quarter and across the industry?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

We are seeing incredibly strong real estate numbers. And two years ago we thought they would weaken, and then last year we thought they would weaken. And so we kept on being wrong about that, so we just shut up. And then, of course, they’ve strengthened — good thing we did. So we went up 27% this quarter on a 12% comparison. We think they will remain strong this year, and if they do, our markets, I think, are going to remain strong.

We don’t believe we’re in a bubble market that will plummet. We haven’t seen a lot of the same coastal effect in California. So, while California is very strong, we’re hopeful that it’s not going to plummet. We think that we will be able to be a little more resilient than some markets, but we see real estate remaining strong this year, perhaps not as strong as it has been year to date. I don’t know if we can count on 20 or 30% gains going forward, but we are at a point where people need to advertise and sell their house. When they do advertise, the markets are still moving. It is the sweet spot for newspapers. We’ve been there for a couple years now. It probably won’t last forever, but I don’t know when it’s going to end.

And we do think that automotive will cycle through most of its declines, and we won’t, perhaps, be facing those declines, maybe, when real estate starts to slow. But we will have to wait and see and keep you posted. Right now, we do not see signs, overall, of real estate weakening. There are places were it’s weakening. There are other places where it’s strengthening. And overall, the balance is still showing advertising and real estate getting stronger, not weaker.

Thomas Russo - Gardner, Russo & Gardner - Analyst

Last question — are there any prospects of you being able to engage in share repurchases, in light of the release of quarterly numbers, but in the face of your activities with Knight Ridder? Are your able to do anything?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Yes. We had an authorized buyback program of $200 million, and we are not anticipating executing on that program now. What we’re expecting to do is close the deal, use all of the proceeds from the sale of the 12 papers to reduce debt, and to focus on debt repayment for at least the first few years here and getting the debt down a little bit, but then to balance debt repayment and share repurchase, and re-evaluate that on an ongoing basis. And obviously, turning on issues of interest expense and share price, et cetera, and looking to build value now with leveraged equity returns but, longer-term, looking at a balance of both of those items.

I did see one thing. I did want to mention one thing. The one category where we are actually showing faster growth in print than online is real estate in this past quarter, where print real estate outpaced online real estate growth, amazingly. I don’t think that will hold, but it’s close. It’s close, but still, print is doing very well. So we’ll see how that tracks going forward.

So I guess a share repurchase is there in the offing, but not immediately.

Operator

William Bird, Citigroup.

William Bird - Citigroup - Analyst

Where there any new insights gained coming off your visit with 10 of 20 papers? And also, I was wondering if you could remind us what NewCo, D&A and CapEx will look like as you look beyond ‘06, ‘07 or so?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

I think, Bill, your question was any insights coming from visiting the 10 of 20 papers. Those visits are relatively brief, and more kind of in the meet-and-greet kind of variety, rather than any sort of in-depth operational view. As we mentioned, that’s all being held off during the pending Hart-Scott-Rodino reviews. I would just say that they were enthusiastic trips. Employees are enthusiastic. I’m enthusiastic. I think we’re both looking forward to getting the deal closed and moving forward. I’ve got to tell you, I’m very much ready to get this deal closed and get the 12 papers sold and focus on performance and delivering, going forward. And I get the impression that that’s the way those papers feel, too. I think those employees feel very good about McClatchy acquiring them, and we feel just as great about it. And I think that we can deliver long-term there. I think the only insight I would say from the employees is that greater enthusiasm than even I anticipated, and good optimism about the future for those markets and those papers.

With regard to D&A and CapEx, I will turn it over to Pat Talamantes to speak to that.

Pat Talamantes - The McClatchy Company - VP of Finance, CFO

The D&A and other purchase price accounting — that will all be reflected in the pro formas that you’ll see in the S-4 that’s going to be released tomorrow. So I would encourage you to take a look at that. What you won’t see there is, obviously, what we think capital expenditures will be going forward. We expect to be in the 100 to $110 million range, going forward for the next few years. And that should easily satisfy our needs for both the old McClatchy as well as the new papers.

William Bird - Citigroup - Analyst

And, by the way, will the papers that are going to be divested — will they just be treated as discontinued ops on closure?

Pat Talamantes - The McClatchy Company - VP of Finance, CFO

That’s correct. We will use discontinued operations accounting for the papers that we’re divesting, and so we ought to have a pretty clean income statement for you, coming out of the box.

Operator

Edward Atorino, Benchmark Company.

Edward Atorino - Benchmark Company - Analyst

My question has been answered. Thank you very much.

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Thanks. Those are my favorite.

Operator

[Abito Childress], Waterstone Capital.

Abito Childress - Waterstone Capital - Analyst

Not right after the acquisition closes, but a little longer-term, do you want to stay low BBB, or are you headed more toward a little bit more conservative capital structure? What’s your objective?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

We don’t really have, necessarily, a specific target in mind. We do think that we want to do better than that kind of low BBB rating, long-term, so we will be focused on paying down debt, getting it much closer to two times cash flow than three or four times cash flow, and then looking at the share repurchase balancing with debt repayment.

Abito Childress - Waterstone Capital - Analyst

How long do you think that’s going to take to get there?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

We haven’t given a projection on that, and I guess I’m hesitant to speak to that based on our models. But I would say, in general terms, absent extraordinary circumstances, we are going to focus on debt repayment for the first couple or few years exclusively.

Operator

[Tom Sennett], RBC Capital Markets.

Tom Sennett - RBC Capital Markets - Analyst

I was curious if the closing of the Knight Ridder acquisition is contingent upon the divestitures, or if that is more of a streamlining move you’re making?

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

It is not contingent on those divestitures. Knight Ridder overall probably would prefer us not to make those divestitures. But it does reflect a conscious decision made by McClatchy to stick to a long-standing acquisition strategy, and those markets just didn’t meet that strategy, and generally reflecting slower growth but not that exclusively. And as a result, we felt that to maintain the growth profile of the Company going forward, we would sell those 12 newspapers and that worked with our financial models as well.

Operator

At this time, you have no further questions from the phone lines.

Gary Pruitt - The McClatchy Company - Chairman, President, CEO

Well, thank you all very much. I appreciate your interest in McClatchy. We look forward to better things going forward. Appreciate it. Goodbye.

Operator

This does conclude today’s conference. You may now disconnect.

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FORWARD LOOKING INFORMATION

Statements in this transcript regarding the proposed transaction between McClatchy and Knight Ridder, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, divestiture plan, future opportunities for the company and the combined company and any other statements about McClatchy or its management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s and Knight Ridder’s separate Annual Reports on Form 10-K for the year ended December 25, 2005. McClatchy and Knight Ridder disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

McClatchy plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and McClatchy and Knight Ridder plan to file with the SEC and mail to their respective stockholders an Information Statement/Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Information Statement/Proxy Statement/Prospectus will contain important information about McClatchy, Knight Ridder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Information Statement/Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.